FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) and (c) GlaxoSmithKline plc ('GSK') was advised on 23 April 2015, of changes in the interests of the following Directors and Persons Discharging Managerial Responsibilities ('PDMR'), following increases in interests in American Depositary Shares ('ADSs'), at a price of $47.73 per ADS on 16 April 2015, following the re-investment of the dividend paid to shareholders on 9 April 2015.

Director/PDMR	ADSs
Dr M M Slaoui	1670.294
Mr W C Louv	158.002
Mr N Hirons	236.356
Mr D E Troy	1139.208

Connected Person	ADSs
Dr K Slaoui (connected person to Dr M M Slaoui)	76.122

V A Whyte
Company Secretary

23 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 23, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc